paragon

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A



04 January 2010

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st December 2009.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

finance for people


INVESTOR IN PEOPLE

Registered in England no 2336032
Registered Office St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE

Paragon Group is an appointed representative of Mortgage Trust Services PLC which is authorised and regulated by the Financial Services Authority

SEC File No. 82-34991

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"CA 2006" means the Companies Act 2006 of Great Britain

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Director/PDMR Shareholding	01 December 2009	01 December 2009	DR3.1.2
2. Regulatory Announcement – Holding(s) in Company	03 December 2009	04 December 2009	DTR5.8.12
3. Regulatory Announcement – Holding(s) in Company	10 December 2009	11 December 2009	DTR5.8.12
4. Regulatory Announcement – Holding(s) in Company	10 December 2009	11 December 2009	DTR5.8.12
5. Regulatory Announcement – Holding(s) in Company	10 December 2009	11 December 2009	DTR5.8.12
6. Regulatory Announcement – Holding(s) in Company	22 December 2009	23 December 2009	DTR5.8.12

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	13:20 01-Dec-2009
Number	3920D13

RNS Number : 3920D
Paragon Group Of Companies PLC
01 December 2009

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

THE PARAGON GROUP OF COMPANIES PLC

2. Name of director

NIGEL TERRINGTON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR PERSONALLY

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

NIGEL TERRINGTON

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY

6. Please state the nature of the transaction. For PEP transactions please indicate whether

general/single co PEP and if discretionary/non discretionary

ACQUISITION OF SHARES ON MATURITY OF AWARD UNDER THE DEFERRED ANNUAL BONUS SCHEME

7. Number of shares / amount of stock acquired

11,340

8. Percentage of issued class

0.0038%

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security

ORDINARY SHARES OF £1.00

12. Price per share

£0.00

13. Date of transaction

01 DECEMBER 2009

14. Date company informed

01 DECEMBER 2009

15. Total holding following this notification

624,261

16. Total percentage holding of issued class following this notification

0.2091%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

JOHN G GEMMELL
0121 712 2075

25. Name and signature of authorised company official responsible for making this notification

JOHN G GEMMELL

Date of Notification

01 DECEMBER 2009

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

THE PARAGON GROUP OF COMPANIES PLC

2. Name of director

NICHOLAS KEEN

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR PERSONALLY

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

NICHOLAS KEEN

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ACQUISITION OF SHARES ON MATURITY OF AWARD UNDER THE DEFERRED ANNUAL BONUS SCHEME

7. Number of shares / amount of stock acquired

8,501

8. Percentage of issued class

0.0028%

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security

ORDINARY SHARES OF £1.00

12. Price per share

£0.00

13. Date of transaction

01 DECEMBER 2009

14. Date company informed

01 DECEMBER 2009

15. Total holding following this notification

350,913

16. Total percentage holding of issued class following this notification

0.1176%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

JOHN G GEMMELL
0121 712 2075

25. Name and signature of authorised company official responsible for making this notification

JOHN G GEMMELL

Date of Notification

01 DECEMBER 2009

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

THE PARAGON GROUP OF COMPANIES PLC

2. Name of director

JOHN HERON

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR PERSONALLY

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

JOHN HERON

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

DIRECTOR PERSONALLY

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ACQUISITION OF SHARES ON MATURITY OF AWARD UNDER THE DEFERRED ANNUAL BONUS SCHEME

7. Number of shares / amount of stock acquired

5,996

8. Percentage of issued class

0.0020%

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security

ORDINARY SHARES OF £1.00

12. Price per share

£0.00

13. Date of transaction

01 DECEMBER 2009

14. Date company informed

01 DECEMBER 2009

15. Total holding following this notification

240,252

16. Total percentage holding of issued class following this notification

0.0805%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

JOHN G GEMMELL
0121 712 2075

25. Name and signature of authorised company official responsible for making this notification

JOHN G GEMMELL

Date of Notification

01 DECEMBER 2009

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	14:35 03-Dec-2009
Number	5546D14

RNS Number : 5546D
Paragon Group Of Companies PLC
03 December 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	The Paragon Group of Companies PLC
2 Reason for the notification (please tick the appropriate box or boxes):	

An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	BlackRock Inc.
4. Full name of shareholder(s) (if different from 3.):[iv]	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	1st December 2009
6. Date on which issuer notified:	3rd December 2009
7. Threshold(s) that is/are crossed or reached: [vi, vii]	Holding has gone above 10%

8. Notified details:		
A: Voting rights attached to shares [viii, ix]		
Class/type of	**Situation previous**	**Resulting situation after the triggering transaction**

shares if possible using the ISIN CODE	to the triggering transaction						
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB00B2NGPM57	29,845,466	29,845,466	N/A	N/A	31,413,469	N/A	10.52%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD				1,159,000	0.39%	

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
32,572,469	10.91%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]	
BlackRock Investment Management (UK) Limited - 32,572,469 (10.91%) On 1 December 2009, the Barclays Global Investors (BGI) business was acquired by BlackRock, Inc. The combined holdings of BlackRock, Inc. following this acquisition triggered this disclosure requirement.	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	John G Gemmell Group Company Secretary

15. Contact telephone number:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:07 10-Dec-2009
Number	9406D15

RNS Number : 9406D
Paragon Group Of Companies PLC
10 December 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	**The Paragon Group of Companies PLC**
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying	

financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	**Old Mutual Asset Managers (UK) Ltd**
4. Full name of shareholder(s) (if different from 3.):[iv]	
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	**9th December 2009**
6. Date on which issuer notified:	**10th December 2009**
7. Threshold(s) that is/are crossed or reached: [vi, vii]	**5%**

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB00B2NGPM57	**15,044,856**	**15,044,856**	**13,802,109**	**13,802,109**		**4.62%**	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
CFD			588,395	0.20%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
14,390,504	4.82%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	John G. Gemmell Group Company Secretary
15. Contact telephone number:	0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:24 10-Dec-2009
Number	9417D15

RNS Number : 9417D
Paragon Group Of Companies PLC
10 December 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	The Paragon Group of Companies PLC
2 Reason for the notification (please tick the appropriate box or boxes):	

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation: [iii]	BlackRock Inc.
4. Full name of shareholder(s) (if different from 3.):[iv]	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	8th December 2009
6. Date on which issuer notified:	10th December 2009
7. Threshold(s) that is/are crossed or reached: [vi, vii]	Holding has gone above 10%

8. Notified details:					
A: Voting rights attached to shares [viii, ix]					
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**		
	Number of	**Number of**	**Number of**	**Number of voting rights**	**% of voting rights** [x]

	Shares	Voting Rights	shares				
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB00B2NGPM57	29,845,466	29,845,466	N/A	N/A	30,859,421	N/A	10.34%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD				1,159,000	0.39%	

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
32,018,421	10.73%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]	
BlackRock Investment Management (UK) Limited - 32,018,421 (10.73%) On 1 December 2009, the Barclays Global Investors (BGI) business was acquired by BlackRock, Inc. The combined holdings of BlackRock, Inc. following this acquisition triggered this disclosure requirement.	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	John G. Gemmell Group Company Secretary
15. Contact telephone number:	0121 712 2075

This information is provided by RNS

The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:36 10-Dec-2009
Number	9498D16

RNS Number : 9498D
Paragon Group Of Companies PLC
10 December 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	The Paragon Group of Companies PLC
2 Reason for the notification (please tick the appropriate box or boxes):	

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	Commerzbank AG
4. Full name of shareholder(s) (if different from 3.):[iv]	Dresdner VPV
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	09 December 2009
6. Date on which issuer notified:	10 December 2009
7. Threshold(s) that is/are crossed or reached: [vi, vii]	5 %

8. Notified details:					
A: Voting rights attached to shares [viii, ix]					
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**		
	Number of	**Number of**	**Number of**	**Number of voting rights**	**% of voting rights** [x]

	Shares	Voting Rights	shares				
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB00B2NGPM57	16,295,712	5.459%	Below 5%	Below 5%	Below 5%	Below 5%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
Below 5%	Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]	
Commerzbank AG is the ultimate holding company of Dresdner VPV	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	John G. Gemmell Group Company Secretary
15. Contact telephone number:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	11:00 23-Dec-2009
Number	6296E11

RNS Number : 6296E
Paragon Group Of Companies PLC
23 December 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC
2. Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	Yes

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached:	18 December 2009
6. Date on which issuer notified:	22 December 2009
7. Threshold(s) that is/are crossed or reached:	L&G (From 4% to 5%)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
GB00B2NGPM57 Ordinary 100p	14,892,887 (As on 21/10/2009)		16,234,570	16,234,570		5.43%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion	Number of voting rights instrument	% of voting rights

			period	refers to		
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
16,234,570	5.43%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (20,431,368 - 6.84%= Total Position)	
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (20,431,368 -6.84%= Total Position)	
Legal & General Investment Management Limited (Indirect) (LGIM) (20,431,368 -6.84%= Total Position)	

Legal & General Group Plc (Direct) (L&G) (16,234,570 -5.43%= LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings)	Legal & General Insurance Holdings Limited (Direct)

Limited (Direct) (LGIMHD) (12,013,448 - 4.02%= PMC)	(LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (12,013,448 - 4.02%= PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 298,490,705
14. Contact name:	John G. Gemmell Group Company Secretary

15. Contact telephone number:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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